Exhibit 1

August 13, 2025

The Board of Directors (the “Board”)
Smart Share Global Limited (the “Company”)
Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Dear Members of the Board of the Company:

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”) dated August 1, 2025 by and among the Company, Mobile Charging Group Holdings Limited, Mobile Charging Investment Limited, and Mobile Charging Merger Limited, pursuant to which the Company will be taken private (the “Potential Merger”), at US$0.625 per Class A ordinary shares of the Company (the “Class A Shares”) or US$1.25 per American depositary share (each representing two Class A Shares) (“ADS”) (the “Current Price”).  The Potential Merger, if consummated, will result in the Company being wholly owned by Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai (“Mr. Cai”), Chairman of the Board and Chief Executive Officer of the Company, Mr. Peifeng Xu (“Mr. Xu”), Director and President of the Company, Mr. Victor Yaoyu Zhang (“Mr. Zhang”), Chief Marketing Officer of the Company, and Ms. Maria Yi Xin, Director and Chief Financial Officer of the Company (“Ms. Xin”, together with Mr. Cai, Mr. Xu and Mr. Zhang, the “Management Members”, and together with Trustar Capital, the “Current Consortium”).

Hillhouse Investment Management, Ltd. (together with its affiliates, “Hillhouse” or “we”) strongly believes the Current Price substantially undervalues the Company and is gravely concerned regarding the circumstances surrounding the Potential Merger.  We previously delivered a letter to the Board (the “February Letter”) on February 12, 2025, expressing our fundamental disapproval of the Current Consortium’s proposal submitted to the Board on January 5, 2025 (the “January Proposal”) to acquire all of the outstanding shares and ADSs that are not already beneficially owned by the Current Consortium at the Current Price, laying out our calculation of the Company’s fair equity value and the facts and circumstances that indicate that the January Proposal may be a premediated scheme for the Current Consortium to steal the Company, and questioning the independence of the members of the special committee of the Board (the “Special Committee”) tasked to evaluate and consider the January Proposal.  We also noted in the February Letter that due to the “super-voting” Class B ordinary shares the Management Members own, the Current Consortium would be capable of satisfying the voting requirement under the Cayman law regardless of how unfair the Current Price is, even though the Current Consortium holds only approximately 17% of the Company’s share capital.

To our great disappointment, the Special Committee did not engage with us at all after receiving the February Letter, and subsequently unanimously recommended that the Company enter into the Merger Agreement at the Current Price without addressing any of our concerns or including any safeguards proposed in the February Letter.  The Proposed Merger has an implied equity value of the Company of approximately US$327 million (on a fully-diluted basis), which is even below the Company’s total cash value of US$415.3 million as of December 31, 2024.  We believe the Company’s total equity value to be approximately US$450 million after adding an enterprise value of approximately US$35 million based on our discounted cash flow calculation and the cash value of US$415.3 million.  Under our estimate, the Company will resume growth in 2026 and its Non-GAAP operating income will turn positive in 2027 as a result of steady operation growth.

As the second largest shareholder of the Company, we are determined to protect our and the other disinterested minority shareholders’ interests.  We hereby submit a competing proposal (the “Competing Proposal”) to acquire all outstanding shares, including Class A Shares represented by ADSs, that are not already beneficially owned by Hillhouse (other than the shares and ADSs held by the Management Members which will be rolled over) at US$1.77 per ADS or US$0.885 per share in cash (the “Proposed Acquisition”).  The Competing Proposal represents a premium of approximately 42% over the Current Price.  We expect to fund the Proposed Acquisition solely through the U.S.-dollar investment funds managed by us and we will not require any third party equity or debt financing.  Given the Competing Proposal provides far more favorable terms to the Company’s shareholders financially and does not require any third party equity or debt financing as provided in the Merger Agreement, we believe the Competing Proposal constitutes a Superior Proposal under the Merger Agreement.

The terms and conditions upon which we are prepared to pursue the Proposed Acquisition are set forth below.  We are confident in our ability to consummate the Proposed Acquisition outlined in this letter.

1.          Purchase Price.  The proposed consideration payable for the shares and ADSs acquired in the Proposed Acquisition is US$1.77 per ADS or US$0.885 per share in cash.  Our proposed purchase price provides the compelling value for the Company’s shareholders, representing a premium of approximately 147% to the closing price of the ADSs on January 3, 2025, the last trading day before the Company publicly announced receipt of the January Proposal, and a premium of approximately 42% over the Current Price.

2.          Financing and Closing Certainty.  We intend to finance the Proposed Acquisition solely with equity capital provided by Hillhouse.  Hillhouse is able to fund the entire purchase price for the Proposed Acquisition with immediately available and fully committed capital from the U.S.-dollar investment funds it manages and no third party equity or debt financing is required.  As a result, the Proposed Acquisition can be consummated much quickly with greater deal certainty compared to the Potential Merger.

3.          Management Members Rollover.  Similar to the Potential Merger, we will ask the Management Members not to be cashed out in the Proposed Acquisition and instead roll over all shares and ADSs they beneficially own into the acquisition entity.

4.          Definitive Agreement.  We are prepared to promptly negotiate and execute mutually satisfactory definitive agreements with respect to the Proposed Acquisition (the “Definitive Agreements”) if the Special Committee determines that the Competing Proposal constitutes a Superior Proposal.  We expect that such Definitive Agreements will provide for representations, warranties, covenants and conditions substantially similar to those in the Merger Agreement and reflect the terms proposed in this letter, which are more favorable than the Merger Agreement.

5.          Due Diligence.  We have significant experience in executing transactions of this nature and believe that we will be able to complete confirmatory due diligence for the Proposed Acquisition in connection with negotiations of the Definitive Agreements.  For the avoidance of doubt, the Competing Proposal is not conditioned upon any due diligence of the Company and its subsidiaries.

6.          Process and Disclosure Obligations.  We believe that the Proposed Acquisition provides superior value to the Company’s shareholders.  We are prepared and ready to engage in the next stage of discussions.  Due to our obligations under the applicable U.S. securities laws, we will make a Schedule 13D filing in respect of this letter and the Competing Proposal in due course.

*****

In closing, we urge the Special Committee and the Board to fulfill their fiduciary duties by determining the Competing Proposal constitutes a Superior Proposal under the Merger Agreement and authorizing and causing the Company to terminate the Merger Agreement and enter into Definitive Agreements with us to pursue the Proposed Acquisition.  We are committed to working with the Special Committee and its advisors to bring the Proposed Acquisition to a successful and timely conclusion.  We also remain open to work with the Management Members if the Merger Agreement is terminated.  Should you have any questions regarding this letter, please do not hesitate to contact us.

Sincerely,

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

By:	/s/ Adam Hornung
Name: Adam Hornung
Title: Authorized Signatory